Maurice Blanco maurice.blanco@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

March 28, 2024

Re:	GeoPark Limited Schedule TO-I Filed March 20, 2024 SEC File No. 005-87998

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn: Shane Callaghan

  Christina Chalk

Ladies and Gentlemen:

On behalf of our client, GeoPark Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated March 25, 2024 (the “Comment Letter”). On March 20, 2024, the Company filed a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) with the Commission. The Company has prepared an amendment to the Schedule TO (“Amendment No. 1”) in response to the Staff’s comments and is filing Amendment No. 1 concurrently with this letter.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers (other than those in the Staff’s comments) correspond to pages in Amendment No. 1.

Schedule TO-I Filed March 20, 2024

General

1.	We note the following statement (bolded and in all caps) under the header “Important” in the Offer to Purchase: “We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008).

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 2 of Amendment No. 1 to remove the implication that tendered shares will not be accepted from all shareholders by deleting the words “and will not accept any tendered shares from” from the relevant paragraph.

Procedures for Tendering Shares, page 7

2.	We note the following statement made on page 10 of the Offer to Purchase: “By tendering shares to us, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.” This statement is inconsistent with a shareholder’s right to challenge your determination in a court of competence jurisdiction as stated in the immediately preceding sentence. Please revise this statement to clarify that shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 3 of Amendment No. 1 to clarify that shareholders are not foreclosed from challenging the Company’s determination in a court of competent jurisdiction by adding the words “subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction” at the end of the relevant sentence.

Withdrawal Rights, page 10

3.	Refer to the following disclosure made on page 10 of the Offer to Purchase: “You may also withdraw your previously tendered shares at any time after 5:00 p.m., New York City time, on May 15, 2024, unless such shares have been accepted for payment as provided in the Offer.” It does not appear that May 15, 2024 is the 40th business day (as defined in Rule 13e-4(a)(3)) after commencement of the Offer. Please revise or advise. Please also make conforming changes to any similar statements in the Offer to Purchase.

Response:

The Company respectfully acknowledges the Staff's comment and advises the Staff that it has revised its disclosure on page 2 of Amendment No. 1 to replace the references to May 15, 2024 with references to May 14, 2024.

Conditions of the Tender Offer, page 13

4.	On page 13 of the Offer to Purchase, you have included a condition that will be triggered by “any general suspension of, or general limitation on prices for, securities on any national securities exchange in the United States or in the over-the-counter market” (emphasis added). Please revise to explain what would be considered a general limitation on prices for securities on any national securities exchange in the United States or in the over-the-counter market, or delete.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 3 of Amendment No. 1 to remove the references in the Offer to Purchase to a general limitation on prices for securities on any national securities exchange in the United States or in the over-the-counter market.

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5.	On page 13 of the Offer to Purchase, you have included two offer conditions that are based on a 10% decrease (or more) in the price of certain stock indexes and the Company’s shares, respectively, from their prices as of March 19, 2024 (i.e., the day before commencement of the Offer). As currently drafted, it appears these conditions would be "triggered" by a 10% or greater decrease in price at any time while the Offer is pending. If your intent is that they would be triggered only if there is a 10% or greater decrease in price measured at the Expiration Time, please revise to clarify.

Response:

The Company respectfully advises the Staff that the drafting reflects the Company’s intent. The Company further advises the Staff that it will promptly notify target shareholders if either of these conditions is triggered while the Offer is pending and has revised its disclosure on page 3 of Amendment No. 1 to clarify this.

6.	Refer to the following statement on page 15 of the Offer to Purchase: “The conditions referred to above . . . may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time” (emphasis added). If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify target shareholders if a condition is triggered while the Offer is pending.

Response:

The Company confirms that it will promptly notify target shareholders if a condition is triggered while the Offer is pending and has revised its disclosure on page 3 of Amendment No. 1 to clarify this.

Source and Amount of Funds, page 16

7.	We note that you anticipate funding the Offer from your “cash and investments.” Please revise to further specify the “investments” being used to fund the Offer. See Item 7 of Schedule TO and Item 1007(a) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 2 of Amendment No. 1 to replace the references in the Offer to Purchase to “cash and investments” with “cash and cash equivalents”. In addition, the Company has revised its disclosure on page 3 of Amendment No. 1 to further specify what “cash equivalents” includes.

Certain Information Concerning the Company, page 16

8.	The SEC no longer maintains a public reference room where filings can be inspected and copied by the public. Please revise the disclosure in this section accordingly.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 4 of Amendment No. 1 to remove the reference to the public reference room.

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9.	In the last two bullets on page 17 of the Offer to Purchase, you incorporate by reference “any future Annual Reports on Form 20-F” and “any future reports on Form 6-K.” Schedule TO does not specifically permit “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 2 and 4 of Amendment No. 1 to remove the references to incorporation by reference of future annual reports on Form 20-F or current reports on Form 6-K, and to incorporate by reference the annual report on Form 20-F for the year ended December 31, 2023 which the Company filed with the Commission on March 28, 2024.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 17

10.	We note the Retention and Hiring Bonus scheme discussed on pages 20-21 of the Offer to Purchase. Please revise your disclosure to describe the material provisions of the Retention and Hiring Bonus scheme. See Item 5 of Schedule TO and Item 1005(e) of Regulation M-A. Please also file the Retention and Hiring Bonus scheme as an exhibit to Schedule TO or advise. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on page 4 of Amendment No. 1 to describe the material provisions of the Retention and Hiring Bonus scheme and to clarify that the Retention and Hiring Bonus scheme is one of the equity incentive programs in place under the existing GeoPark 2018 Equity Incentive Plan described on page 20 of the Offer to Purchase, which is already included as Exhibit (d)(1) to the Schedule TO. As such, the Company respectfully advises the Staff that it does not intend to file any additional documentation relating to the Retention and Hiring Bonus scheme as an exhibit to Schedule TO.

11.	See our last comment above. In light of your disclosure of the CEO Transition Agreement, the Severance Plan, and the employment agreement with Mr. Ocampo on page 22 of the Offer to Purchase, it appears that you should file each of these agreements as an exhibit to Schedule TO. See Item 12 of Schedule TO and Item 1016(d) of Regulation M-A. Please revise or advise.

Response:

The Company respectfully acknowledges the Staff's comment and notes that Item 1016(d) of Regulation M-A calls for the public filing of documents “setting forth the terms of any agreement, arrangement, understanding or relationship referred to in response to Item 1005(e) or Item 1011(a)(1) of Regulation M-A.” The Company advises the Staff that it does not believe it is required to file the CEO Transition Agreement, the Severance Plan and the employment agreement with Mr. Ocampo as exhibits to the Schedule TO for the reasons set out below.

Item 1005(e) calls for the disclosure of “any agreement, arrangement, or understanding, whether or not legally enforceable, between the filing person (including any person specified in Instruction C of the schedule) and any other person with respect to any securities of the subject company” and does not specifically cover compensation arrangements such as the CEO Transition Agreement, the Severance Plan and the employment agreement with Mr. Ocampo. The Company further notes that Instruction 1 to Item 1005(e) gives as examples of the information required by Item 1005(e) agreements, arrangements or

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understandings relating to “transfer or voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations”. The compensation arrangements evidenced by the CEO Transition Agreement, the Severance Plan, or the employment agreement with Mr. Ocampo do not fit within any of the referenced examples because they are not agreements, arrangements or understandings with respect to the subject securities, instead they are compensation arrangements through which the Company may grant shares or other equity incentives to members of management in the ordinary course of business. The Company only included descriptions of the CEO Transition Agreement, the Severance Plan and the employment agreement with Mr. Ocampo for completeness so that shareholders would have access to information regarding the Company’s executive compensation arrangements (which involve certain immaterial equity grants) in light of the potentially broad reach of Item 1005(e) of Regulation M-A.

Item 1011(a)(1) of Regulation M-A, in turn, calls for the disclosure of any “material agreement, arrangement, understanding or relationship between the offeror or any of its executive officers, directors, controlling persons or subsidiaries and the subject company or any of its executive officers, directors, controlling persons or subsidiaries” (emphasis added). The requirement that only material agreements, arrangements, understandings or relationships be disclosed and not all arrangements is further borne out by the Instruction to Paragraph (a)(1) which reiterates the materiality qualifier: “[i]n an issuer tender offer disclose any material agreement, arrangement, understanding or relationship between the offeror and any of its executive officers, directors, controlling persons or subsidiaries” (emphasis added). The Company does not believe that the terms and conditions of the CEO Transition Agreement, the Severance Plan, and the employment agreement with Mr. Ocampo are material to the Company given their nature as compensation arrangements entered into in the ordinary course of business. Moreover, the Company respectfully notes that the lead-in paragraph to Item 1011(a)(1) of Regulation M-A limits the disclosure requirement by only mandating disclosure “[i]f material to a security holder's decision whether to sell, tender or hold the securities sought in the tender offer” (emphasis added). The CEO Transition Agreement, the Severance Plan, and the employment agreement with Mr. Ocampo are not related to the Offer and are not material to shareholders’ decision to participate in the Offer, and the Company therefore respectfully submits that they do not fall within the scope of agreements which Item 1011(a)(1) would require to be filed.

The Company also respectfully notes that foreign private issuers are generally not required to file management contracts or compensatory plans, contracts or arrangements such as the CEO Transition Agreement, the Severance Plan and the employment agreement with Mr. Ocampo. Instruction 4(c)(v) of the “Instructions as to Exhibits” in Form 20-F specifically exempts foreign private issuers from filing such documents to the extent filing thereof “is not required in the company’s home country and is not otherwise publicly disclosed by the company”. Similarly, Item 601(b)(10)(iii)(C)(5) of Regulation S-K exempts foreign private issuers from filing management contracts or compensatory plans, contracts or arrangements where the public filing of the plan, contract or arrangement is not required in the registrant's home country and is not otherwise publicly disclosed by the registrant. The Company is incorporated in Bermuda and hereby confirms to the Staff that it is not required to make such public filing in Bermuda and does not otherwise publicly disclose these documents. The Company respectfully believes that it does not believe that it would be appropriate to apply the requirements of Schedule TO in a way that undermines the more specific rules applicable to the disclosure of management compensation by foreign private issuers.

Lastly, the Company respectfully advises the Staff that any grants of shares under the CEO Transition Agreement, the Severance Plan or the employment agreement with Mr. Ocampo are made pursuant to the existing GeoPark 2018 Equity Incentive Plan described on page 20 of the Offer to Purchase, which is already included as Exhibit (d)(1) to the Schedule TO.

March 28, 2024	5

Fees and Expenses, page 28

12.	Please revise this section to describe the material terms of the fee arrangements for all persons or entities retained to make recommendations relating to the Offer. See Item 9 of Schedule TO and Item 1009(a) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 4 and 5 of Amendment No. 1 to clarify that it also covers persons or entities retained to make recommendations relating to the Offer. The Company confirms that Section 16 (“Fees and Expenses”) of the Section captioned “The Tender Offer” in the Offer to Purchase, as amended by Amendment No. 1, describes the material terms of the fee arrangements for all persons or entities that are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations relating to the Offer.

* * *

Please do not hesitate to contact me at 212-450-4086 or maurice.blanco@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Maurice Blanco

Maurice Blanco

cc:	Mónica Jiménez González, Chief Strategy, Sustainability and Legal Officer, GeoPark Limited

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